Exhibit 99.3

Annual General Meeting in Forward Pharma A/S

The annual general meeting in Forward Pharma A/S will be held on Friday 6 May 2016 at 2.00 pm (CET) at the company’s premises, Østergade 24A, 1st floor, 1100 Copenhagen K, Denmark.

REQUEST FOR ADMISSION CARD

Access to the annual general meeting is conditional on the shareholder having requested an admission card by Monday 2 May 2016 end of day (CET).

Admission cards for the annual general meeting may be obtained by:

•                  contacting Forward Pharma A/S by phone +45 33 44 42 42, or

•                  returning this request for admission card form, duly completed and signed, by email to art@forward-pharma.com or by ordinary letter to Forward Pharma A/S, Østergade 24A, 1, 1100 Copenhagen K, Denmark.

Please tick the relevant box(es):

☐                I/we will attend the annual general meeting and hereby order an admission card

☐                I/we will attend with advisor:

Name of advisor (please use CAPITAL LETTERS)

Further information on the general meeting is available on www.forward-pharma.com à ‘Investors’, including notice convening the general meeting, agenda, the complete proposals and the audited annual report.

Date:                  2016

On behalf of:

Name:	Name:
Title:	Title:

If you wish to give proxy or vote by correspondence, please complete the proxy/voting by correspondence form. Please remember to sign and date the form.